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03037984

File No. 82-5227

November 26, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

03 DEC -5 AM 7:21

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Share Split (Free Share Distribution) (dated November 17, 2003)
- Notice of Supplementary Information on Share Split (Free Share Distribution) (dated November 18, 2003)
- Notice of Result of Tender Offer and Change of Subsidiaries (dated November 18, 2003)
- Notice of Correction of Error as to the Result of Tender Offer and Change of Subsidiaries (dated November 19, 2003)

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah

Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dw 12/8

(Translation)

03 DEC -5 AM 7:21

File No. 82-5227
November 17, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Share Split (Free Share Distribution)

It is hereby notified that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on November 17, 2003, determined to make a share split (free share distribution), as described below:

Description

1. Purpose of the share split (free share distribution):

The Company intends to make a share split to increase the number of its shares in circulation and broaden the investor base, thereby making it easier for investors to invest in its shares.

2. Outline of the share split (free share distribution):

(1) Procedure of the share split: Each share of common stock held by the shareholders appearing in the final register of shareholders and the final register of beneficial shareholders as of Wednesday, December 31, 2003 (or Tuesday, December 30, 2003, effectually) shall be divided into 1.5 shares. All fractions of a full share arising from the share split shall be sold in a lump and the proceeds thereof shall be distributed to each shareholder to whom any fraction of a full share occurs, according to the number of fractions held by such shareholder.

(2) Number of shares after the addition of shares due to the share split: The number of shares of common stock calculated by multiplying the total number of shares issued and outstanding as of the end of Wednesday, December 31, 2003 (or Tuesday, December 30, 2003, effectually) by 1.5.

3. Schedule:

Initial date of when-issued trading:	Thursday, December 25, 2003
Date of allocation:	Wednesday, December 31, 2003
Effective date of the share split:	Friday, February 27, 2004

4. Date on which dividends shall start to accrue for the business year: Wednesday, October 1, 2003

(For reference)

1. The number of shares to be added due to the share split is not numerically specified because the total number of shares issued and outstanding as of the record date for the share split and allocation can not be fixed due to the possibility of any exercise of new share subscription rights between the date hereof and the record date for the share split resulting in an increase in the total number of issued shares.
2. The total number of issued shares after the share split would be as follows if calculated based on the total number of shares issued and outstanding as of October 31, 2003:

(1) Total number of shares currently issued and outstanding:	53,880,156 shares
(2) Number of shares to be added due to the share split:	26,940,078 shares
(3) Total number of issued shares after the share split:	80,820,234 shares

3. There will be no increase in the Company's paid-in capital due to the share split.

   Paid-in capital as of October 31, 2003: ¥8,497,609,724

4. The year-end dividend per share for the year ending March 31, 2004 will be paid as forecasted in the public notice dated September 9, 2003.

5. As a result of the share split, adjustment will be made to the exercise prices and the numbers of shares to be granted (as of November 17, 2003) in respect of the new share subscription rights issued by the Company, on or after January 1, 2004 as listed below:

Description	After adjustment		Before adjustment	
	Exercise price	Number of shares to be granted	Exercise price	Number of shares to be granted
	¥	shares	¥	shares
Stock options granted by the Ordinary General Meeting of Shareholders held on June 27, 2000	714	98,550	1,071	65,700
Stock options granted by the Ordinary General Meeting of Shareholders held on June 22, 2001	2,830	504,000	4,245	336,000
Stock options granted by the Ordinary General Meeting of Shareholders held on June 21, 2002	2,988	492,000	4,482	328,000
New share subscription rights allocated to shareholders by the Board of Directors at its meeting held on December 26, 2002	1,984	3,626,105	2,976	2,416,655
New share subscription rights allocated to third parties by the Meeting of Board of Directors at its meeting held on March 31, 2003	1,984	3,443,706	2,976	2,295,804
Stock options granted by the Ordinary General Meeting of Shareholders held on June 26, 2003	2,233	610,500	3,350	407,000

- END -

(Translation)

File No. 82-5227
November 18, 2003

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Further Inquiry: Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Supplementary Information on Share Split (Free Share Distribution)

It is hereby notified that with regard to the share split (free share distribution) publicized by Sammy Corporation (the "Company") on November 17, 2003, the Company will provide additional information on the adjustments to the exercise prices and the numbers of shares to be granted in respect of the new share subscription rights issued by the Company, as described below:

Description

(Before the provision of additional information)

Description	After adjustment		Before adjustment	
	Exercise price	Number of shares to be granted	Exercise price	Number of shares to be granted
	¥	shares	¥	shares
Stock options granted by the Ordinary General Meeting of Shareholders held on June 27, 2000	714	98,550	1,071	65,700
Stock options granted by the Ordinary General Meeting of Shareholders held on June 22, 2001	2,830	504,000	4,245	336,000
Stock options granted by the Ordinary General Meeting of Shareholders held on June 21, 2002	2,988	492,000	4,482	328,000
New share subscription rights allocated to shareholders by the Board of Directors at its meeting held on December 26, 2002	1,984	3,626,105	2,976	2,416,655
New share subscription rights allocated to third parties by the Meeting of Board of Directors at its meeting held on March 31, 2003	1,984	3,443,706	2,976	2,295,804
Stock options granted by the Ordinary General Meeting of Shareholders held on June 26, 2003	2,233	610,500	3,350	407,000

(After the provision of additional information)

(Note) Additional information is shown by underlines.

Description	After adjustment		Before adjustment	
	Exercise price / Amount required for the exercise of a new share subscription right	Number of shares to be granted	Exercise price / Amount required for the exercise of a new share subscription right	Number of shares to be granted
	¥	shares	¥	shares
Stock options granted by the Ordinary General Meeting of Shareholders held on June 27, 2000	714 (714)	98,550	1,071 (1,071)	65,700
Stock options granted by the Ordinary General Meeting of Shareholders held on June 22, 2001	2,830 (2,830)	504,000	4,245 (4,245)	336,000
Stock options granted by the Ordinary General Meeting of Shareholders held on June 21, 2002	2,988 (4,482)*	492,000	4,482 (4,482)	328,000
New share subscription rights allocated to shareholders by the Board of Directors at its meeting held on December 26, 2002	1,984 (2,976)*	3,626,105	2,976 (2,976)	2,416,655
New share subscription rights allocated to third parties by the Meeting of Board of Directors at its meeting held on March 31, 2003	1,984 (2,976)*	3,443,706	2,976 (2,976)	2,295,804
Stock options granted by the Ordinary General Meeting of Shareholders held on June 26, 2003	2,233 (3,350)*	610,500	3,350 (3,350)	407,000

* No amendment has been made to the amount required for the exercise of a new share subscription right.

No amendment has been made to the number of new share subscription rights.

- END -

(Translation) 03 DEC -5 AM 7:21

File No. 82-5227
November 18, 2003

Dear Sirs,

Name of Company: Sammy Corporation

Name of Representative: Hajime Satomi,
President and Representative Director
(Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa,
Executive Officer and General Manager,
President Office
(TEL: 03-5950-3790)

Notice of Result of Tender Offer and Change of Subsidiaries

It is hereby notified that Sammy Corporation (the "Company") made a tender offer to acquire the shares of Nissho Inter Life Co., Ltd. (Code No. 1986, JASDAQ; hereinafter referred to as "NIL"), as described below:

Description

I. Result of the tender offer

1. Outline of the tender offer:

(1) Trade name of the issuer: Nissho Inter Life Co., Ltd.

(2) Class of shares purchased: Shares of common stock

(3) Purchase period: 21 days, from October 28, 2003 (Tuesday) to November 17, 2003 (Monday)

(4) Purchase price: ¥326 per share

2. Result of the tender offer:

(1) State of applications:

Total number of shares to be purchased:	7,714,400 shares
Total number of shares applied for the purchase:	7,714,400 shares
Total number of shares purchased:	7,714,400 shares

(2) Result of the tender offer:

As the total number of shares applied for the purchase equaled to the total number

of shares to be purchased (7,714,400 shares), the Company purchased all of the shares applied for the purchase.

(3) Number of the shares held by the Company and the shareholding ratio after the tender offer:

Number of shares before the tender offer:	0 share (Shareholding ratio: 0.00%)
Number of shares after the tender offer:	7,714,400 shares (Shareholding ratio: 50.49%)

(4) Funds required for the purchase: ¥2,514,894,400

3. Manner of settlement and the date of commencement thereof:

(1) Name and the location of the head office of the securities company or bank which handles the settlement of the purchase, etc.:

Mitsubishi Securities Co., Ltd.	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

(2) Date of commencement of the settlement: November 21, 2003 (Friday)

(3) Manner of settlement:

Upon the expiration of the purchase period, a notice of the purchase of the shares will be sent by mail to each applying shareholder at his or her address (or to standing proxy, if any applying shareholder is non-Japanese) without delay. The purchase will be made in cash. The purchase price for the shares purchased will, upon direction from the applying shareholder, be transferred by the tender offer agent to the place designated by the applying shareholder or paid at any of the head office and branch offices throughout Japan of the tender offer agent at which the application therefor was made, without delay on or after the date of commencement of the settlement.

4. Place at which copies of the report on the public offer are made available for public inspection:

Sammy Corporation:	23-2, Higashi-Ikebukuro 2-chome, Toshima-ku, Tokyo
Japan Securities Dealers Association:	5-8, Nihonbashi Kayaba-cho 1-chome, Chuo-ku, Tokyo

II. Change of subsidiaries

As a result of the above-mentioned public offer, the ratio of holding of the shares (ratio of voting rights) of NIL by the Company will account for approximately 50.49% and NIL will become a new consolidated subsidiary of the Company.

1. Outline of the new subsidiary:

(1)	Trade name:	Nissho Inter Life Co., Ltd.
(2)	Representative:	Katsuhide Yuasa, President and Representative Director
(3)	Location of head office:	11-1, Higashi-Tabata 2-chome, Kita-ku, Tokyo
(4)	Establishment:	February 1975
(5)	Contents of business:	Planning, design, supervision and execution of displays and commercial establishments, etc.
(6)	Capital:	¥5,018 million (as of May 20, 2003)
(7)	Total number of issued shares:	15,280,000 shares

(8) Major shareholders and their shareholding ratios (%): (as of May 20, 2003)

Venture Link Co., Ltd.	42.38%*
Link Investment and Consulting Corporation	8.11%*
Tsugio Amai	6.28%
Link Consulting Associates Japan	4.99%
Masae Amai	0.77%

* Applications were made in respect of the whole voting rights of the shares held by Venture Link Co., Ltd. and Link Investment and Consulting Corporation (shareholding ratio: 50.49%), which were purchased pursuant to the terms of the tender offer.

(9) Operating results for the recent business years:

(¥ million, unless otherwise indicated)

	Business year ended February 28, 2002	Business year ended May 31, 2002	Business year ended May 31, 2003
Net sales	17,676	4,366	17,141
Gross profit on sales	2,430	617	2,437
Operating income	47	124	232
Ordinary income	(148)	165	444
Net income	(4,119)	141	303
Total assets	12,080	11,484	13,112
Shareholders' equity	5,208	5,345	5,776
Annual dividend per share (¥)	-	-	5.00

2. Date on which NIL is expected to become a subsidiary:

November 21, 2004 (Friday)

3. Future prospects:

As for the forecasts of the operating results of NIL for the business year ending May 31, 2004, net sales, operating income and net income currently are estimated to amount to ¥18,000 million, ¥460 million and ¥380 million, respectively. The portion of those amounts for four months that relates to the shareholdings of the Company will be included in the consolidated financial statements of the Company for the business year ended March 31, 2003. However, this will have no significant effect and the Company will not adjust the forecasts of its whole-year operating results on consolidated and non-consolidated bases.

- END -

(Translation)

File No. 82-5227
November 19, 2003

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi,
President and Representative Director
(Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa,
Executive Officer and General Manager,
President Office
(TEL: 03-5950-3790)

Notice of Correction of Error as to the Result of Tender Offer and Change of Subsidiaries

It is hereby notified that Sammy Corporation (the "Company") should correct an error in the "Notice of Result of Tender Offer and Change of Subsidiaries" relating to the acquisition of the shares of Nissho Inter Life Co., Ltd. (Code No. 1986, JASDAQ; hereinafter referred to as "NIL"), which was publicized on November 18, 2003, as described below:

Description

Error to be corrected

II. Change of subsidiaries

3. Future prospects:

(Before correction)

As for the forecasts of the operating results of NIL for the business year ending May 31, 2004, net sales, operating income and net income currently are estimated to amount to ¥18,000 million, ¥460 million and ¥380 million, respectively. The portion of those amounts for four months that relates to the shareholdings of the Company will be included in the consolidated financial statements of the Company for the business year ended March 31, 2003. However, this will have no significant effect and the Company will not adjust the forecasts of its whole-year operating results on consolidated and non-consolidated bases.

(After correction)

As for the forecasts of the operating results of NIL for the business year ending May

31, 2004, net sales, operating income and net income currently are estimated to amount to ¥18,000 million, ¥460 million and ¥380 million, respectively. The portion of those amounts for four months that relates to the shareholdings of the Company will be included in the consolidated financial statements of the Company for the business year ending March 31, 2004. However, this will have no significant effect and the Company will not adjust the forecasts of its whole-year operating results on consolidated and non-consolidated bases.

(Note) The correction is shown by an underline.

- END -